                                                               EXHIBIT (a)(5)(B)

                     IN THE SUPERIOR COURT OF FULTON COUNTY
                                STATE OF GEORGIA








----------------------------------------
LEONARD BRODY, On Behalf of Himself     X
and All Others Similarly Situated,      :   No. 2004 cv 89198
                                        :
                     Plaintiff,         :   CLASS ACTION
                                        :
         vs.                            :   VERIFIED SHAREHOLDER'S CLASS
                                        :   ACTION COMPLAINT FOR BREACH OF
COX COMMUNICATIONS, INC., JAMES C.      :   FIDUCIARY DUTY AND ABUSE OF
KENNEDY, G. DENNIS BERRY, JANET M.      :   CONTROL
CLARK, ROBERT C. O'LEARY, JAMES O.      :
ROBBINS, RODNEY W. SCHROCK,             :   DEMAND FOR JURY TRIAL
ANDREW J. YOUNG, and COX                :
ENTERPRISES, INC.,                      :
                                        :
                    Defendants.         :
                                        X
----------------------------------------


         Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon personal knowledge, as follows:

         1. Plaintiff owns and, at all relevant times has been the owner of the common stock of Cox Communications, Inc. ("Cox" or the "Company"). Plaintiff brings this action individually, and as a class action on behalf of all other shareholders of Cox common stock, except Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

         2. Defendant Cox is a Delaware corporation and maintains its principal offices at 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. Cox is an indirect 63.4% majority-owned subsidiary of Defendant Cox Enterprises, Inc, ("Cox Enterprises"), and is a multi-service broadband communications company serving approximately 6.6 million residential and commercial customers in the United States. The Company has one operating segment, broadband communications, and



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offers video and high-speed Internet access in almost all of its markets, telephone service in a number of markets and advanced services in select markets. Cox also derives revenues from the sale of advertising time on satellite-delivered networks such as Discovery, MTV and CNN through its advertising sales division, Cox Media. Cox has three classes of stock outstanding: Class A Common Stock, of which there were over 593 million shares issued and outstanding as of January 30, 2004; Class C Common Stock, of which there were 27.5 million shares issued and outstanding as of January 30, 2004; and Series A Convertible Preferred Stock, of which there were over 4.8 million shares issued and outstanding as of January 30, 2004.

         3. Defendant James C. Kennedy ("Kennedy") is and has been at all times relevant hereto Chairman of the Board of the Company. Kennedy also serves - since 1998 - as Chairman and CEO of the Company's majority stockholder, Cox Enterprises, and currently serves as Chairman of the Board of Cox Radio, Inc. ("Cox Radio") a wholly-owned subsidiary of Cox Enterprises. In addition, Kennedy has previously served as President and COO of Cox Enterprises.

         4. Defendant G. Dennis Berry ("Berry") is and has been at all times relevant hereto a member of the Boards of Cox, Cox Enterprises, and Cox Radio. Since October 2000, Berry has served as President and CEO of Cox Enterprises, and, from 1995 through 2000, served as President and CEO of Manheim Auctions, Inc., a wholly-owned subsidiary of Cox Enterprises.

         5. Defendant Robert C. O'Leary ("O'Leary") is and has been at all times relevant hereto has been a member of the Boards of Cox and Cox Enterprises, as well as Executive Vice President and CFO of Cox Enterprises.

         6. Defendant James O. Robbins ("Robbins") is and has been at all times relevant hereto has been a member of the Board of Cox, where he has held such position since May 1994. Robbins has also served as President of Cox since September 1985, and as President and Chief


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Executive Officer since May 1994. In addition, Robbins has served as Vice
President, Cox Cable New York City and as Senior Vice President, Operations of Cox.

         7. Defendant Janet M. Clark ("Clark") is and has been at all times relevant hereto has been a member of the Board of Cox.

         8. Defendant Rodney W. Schrock ("Schrock") is and has been at all times relevant hereto has been a member of the Board of Cox.

         9. Defendant Andrew J. Young ("Young") is and has been at all times relevant hereto has been a member of the Board of Cox. Young has previously served as Mayor of Atlanta, Georgia, U.S. Ambassador to the United Nations under President Jimmy Carter, and as a member of the U.S. House of Representatives.

         10. Defendant Cox Enterprises is the majority, dominating and controlling shareholder of Cox, owning and/or beneficially controlling over 60% of the outstanding common stock of Cox, and further, through its ownership of 100% of the Company's Class C Common Stock - which entitles the owner to 10 votes per share, controlling nearly 74% of the voting power of the Company. As the dominating and controlling shareholder of Cox, Cox Enterprises owes the minority shareholders of Cox (i.e., Plaintiff and the Class), the fiduciary duties of good faith, loyalty, due care and fair dealing, which they have breached and are breaching by the actions alleged herein.

         11. The individual defendants named above in Paragraphs 3-9 (the "Individual Defendants"), as officers and/or directors of Company, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to Plaintiff and the other members of the Class (as defined below).


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                             SUBSTANTIVE ALLEGATIONS


         12. On August 2, 2004, Cox issued a press release that informed the public that it had received a proposal from Cox Enterprises pursuant to which Cox Enterprises offered to purchase all of the outstanding stock of the Company it does not already own for $32 per share in cash (the "Proposed Buyout").

         13. Notwithstanding the fiduciary obligations Cox Enterprises and the Individual Defendants owe to the Cox minority shareholders, the Proposed Buyout unquestionably represents a substantial discount to the minority shareholders, and is completely unfair and inadequate.

         14. For instance, the Company's common stock has traded at the following prices in recent weeks:


         Date                          Price (USS)
-----------------------------------------------------------------
       05-26-04                           32.10
-----------------------------------------------------------------
       05-06-04                           32.26
-----------------------------------------------------------------
       05-05-04                           32.68
-----------------------------------------------------------------
       05-04-04                           33.00
-----------------------------------------------------------------
       05-03-04                           32.71
-----------------------------------------------------------------
       04-30-04                           33.00
-----------------------------------------------------------------
       04-19-04                           33.27
-----------------------------------------------------------------
       03-03-04                           32.67
-----------------------------------------------------------------
       01-28-04                           35.30
-----------------------------------------------------------------
       01-22-04                           36.75
-----------------------------------------------------------------

         15. Moreover, notwithstanding comments by Cox insiders to the contrary, the Company has been achieving remarkable financial results recently, further indication that the Company is worth substantially more than $32 per share. Specifically, on July 29, 2004, Cox filed with the United States Securities and Exchange Commission ("SEC") a Form 8-K (the




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"Form 8-K"), which announced, inter alia, the Company's financial results for its fiscal quarterly period and six-months period ending June 30, 2004. The Form 8-K announced the following positive financial results for the Company:

              - Strong revenue growth of 12%;

              - Operating income growth of 27%;

              - Operating cash flow growth of 16%;

              - The Company's 6th consecutive quarter of year-over-year operating cash flow margin improvement;

              - Generated $478.6 million in cash flows provided by operating activities and $155.3 million in free cash flow; and

              - Reduced capital expenditures to $323.3 million for the quarter, down 4% from the second quarter of 2003;

         15. Commenting on the remarkable success Cox was having, Defendant Robbins stated:


                  Cox's continued commitment to customer growth and improving profitability resulted in strong revenue growth of 12%, operating income growth of 27%, operating cash flow growth of 16%.and the company's 6th consecutive quarter of year-over-year operating cash flow margin improvement[.]

                  This quarter we achieved record sell-in of digital video, high-speed Internet and digital telephone to new basic customers. Our year-over-year growth in customer relationships and advanced-service RGUs is a testament to strong consumer demand for quality customer care and the overall value of our product offerings.

                  During the second quarter, sell-in of our bundled offering .of video, telephone and high-speed Internet service hit a record high of 21% in our telephone markets. Customers further validated their satisfaction with Cox digital telephone this quarter when Cox received top honors in two L.D. Power and Associates telephone satisfaction surveys.





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                  We're on track to deliver excellent operating
                  performance in 2004, including positive free cash flow for the second consecutive year, as we successfully continue to execute Cox's triple play bundle strategy.

         16. Accordingly, $32 does not represent the true value of the Company, and is wholly unfair to the Company's minority shareholders.

         17. While Cox is intent on paying the lowest possible price to Class members, the Individual Defendants are duty-bound to maximize shareholder value. By even considering the Proposed Buyout, the Individual Defendants breached their fiduciary duties of good faith, loyalty, fair dealing and due care to the Company's minority public shareholders.

         18. Defendants have timed the Proposed Buyout to freeze out Cox's minority shareholders in order to capture for themselves the Company's future potential without paying an adequate or fair price to the Company's public minority shareholders, and to place an artificial lid on the market price of Cox stock so that the market would not reflect the Company's potential, thereby purporting to justify an unreasonably low price. Indeed, as explained above, the Company has been achieving tremendous financial success, which Cox Enterprises and certain of the Individual Defendants seek to capture for themselves.

         19. As such, Cox Enterprises and certain Cox directors and management, including defendants Kennedy, Robbins, Berry, and O'Leary will receive disparate consideration (continued ownership) for their interests in the Company than the minority shareholders.

         20. The announcement of the Proposed Buyout was timed to freeze out Cox's public minority shareholders in order to capture for Cox Enterprises and certain of the Individual Defendants Cox's future potential without paying an adequate or fair price to the Company's public minority shareholders.


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


         21. Defendants have access to internal financial information about Cox, its true value, expected increase in true value and the benefits of continued ownership of Cox to which Plaintiff and the Class members are not privy. Cox Enterprises and its contingency of Individual Defendants are using such inside information to benefit themselves in this transaction, to the detriment of the Cox minority stockholders.

         22. Cox Enterprises and its contingency of Individual Defendants have clear and material conflicts of interest and is acting to better their own interests at the expense of Cox's minority shareholders.

         23. Cox Enterprises and its contingency of Individual Defendants, with the acquiescence of the remaining directors of Cox, are engaging in self-dealing and not acting in good faith toward Plaintiff and the other members of the Class. By reason of the foregoing, Defendants have breached and are breaching their fiduciary duties to the members of the Class in not acting to maximize shareholder value in a change of control transaction.

                            CLASS ACTION ALLEGATIONS

         24. Plaintiff brings Count l pursuant to O.C.G.A. Section 9-11-23, on behalf of himself and all other public shareholders of Cox's common stock, who are being and will be harmed by Defendants' actions described herein (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

         25. This action is properly maintainable as a class action.

         26. The shareholders on whose behalf this action is brought are so numerous that joinder of them all is impracticable. There are millions of shares of Cox stock outstanding, held by hundreds if not thousands of record holders. The shares trade on NYSE.


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


         27. Questions of law and fact are common to the Class and predominate over questions affecting individual Class members. They include:

         (a) whether Defendants have engaged in or aided and abetted the mismanagement, abuse of control and self-dealing or enriched and benefited themselves at the expense of Cox's public stockholders;

         (b) whether the Individual Defendants have breached and are continuing to breach their fiduciary duties to the Class;

         (c) whether Defendants have violated their duties of candor; and

         (d) whether Plaintiff and other Class members would be irreparably damaged were the provisions and conduct detailed herein allowed to persist.

         28. Plaintiff's claims are typical of the claims of the Class because all members of the Class have been and will be similarly harmed by Defendants' actions.

         29. Plaintiff has retained counsel experienced in litigation of this nature. Plaintiff has no interest that is adverse to the interests of the Class. Plaintiff is an adequate representative of the Class and anticipates no difficulty in the management of this case as a class action.

         30. A class action is superior to any other method available for the fair and efficient adjudication of this controversy. Class-wide remedies will assure uniform standards of conduct for Defendants and avoid the risk of inconsistent judgments.



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

                                     COUNT I

                ON BEHALF OF PLAINTIFF AND THE CLASS AGAINST ALL
                     DEFENDANTS FOR BREACH OF FIDUCIARY DUTY

         31. Plaintiff repeats and alleges each and every allegation above as though fully set forth herein.

         32. Defendants have violated fiduciary duties of due care, loyalty, candor, independence, and good faith and fair dealing owed to the public shareholders of Cox, have engaged in unlawful self-dealing, and have acted to put their personal interests ahead of the interests of Cox shareholders.

         33. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Cox.

         34. Specifically, Defendants have not announced an open auction for the Company, and have timed the announcement of the Proposed Buyout to inhibit the maximization of shareholder value, all of which was and is designed to further the self-interests of the Individual Defendants and Cox Enterprises and prevent the minority shareholders of Cox form realizing the true value of their Cox investment. Such conduct was and is not in the best interests of Cox's minority shareholders and is clearly in violation of the Defendants' fiduciary duties to the Cox shareholders.

         35. By reason of the foregoing acts, practices and course of conduct, Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

         36. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Cox, who, therefore, aided and abetted such breaches.



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

         37. Unless enjoined by this Court, Defendants will continue to breach and/or aid and abet the other Defendants' breaches of their fiduciary duties owed to Plaintiff and the Class, and may continue to act to the detriment of the minority shareholders of Cox and inhibit the maximization of shareholder value all to the irreparable harm of the Class, as aforesaid.

         38. Plaintiff and the Class have no adequate remedy at law. Only by this Court's exercise of its equitable powers can Plaintiff be fully protected from the immediate and irreparable injury inflicted by Defendants' actions.

         WHEREFORE, Plaintiff demands judgment as follows:

         A. Declaring this to be a proper Class Action, and naming Plaintiff as Class representative;

         B. Granting preliminary and permanent injunctive relief against the actions complained of herein;

         C. Awarding Plaintiff the costs and disbursements of the action including allowances for Plaintiff's reasonable attorneys and experts fees; and

         D. Granting such other and further relief as may be just and proper.


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                                JURY TRIAL DEMAND


         The Plaintiff hereby demands trial by jury on all issues so triable.


DATED: August 2, 2004                    HOLZER HOLZER & CANNON, LLC


                                         /s/ Gilbert S. Holzer
                                         ---------------------------------------
                                         By: Gilbert S. Holzer
                                         Georgia Bar Number: 364612
                                         Corey D. Holzer
                                         Georgia Bar Number: 364698
                                         Michael I. Fistel
                                         Georgia Bar Number: 262062
                                         1117 Perimeter Center West, Suite E-107
                                         Atlanta, GA 30338
                                         Tel: (770) 392-0090
                                         Fax: (770) 392-0029
                                         Attorneys for Plaintiff


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                                  VERIFICATION




         I, GILBERT S. HOLZER, hereby declare as follows:

         I am counsel for Plaintiff in the above-entitled action. Plaintiff in the above-entitled action is, and was at all relevant times hereto, a shareholder of Cox Communications, Inc. Plaintiff, by and through his counsel, has performed an extensive investigation that included, among other things, a review of relevant filings with the SEC and public disclosures of information, including through national business wires. As such, I am informed and believe that the matters stated in the Complaint are true, and on that ground, I allege that the matters stated therein are true.

         Executed this 2nd day of August, 2004, in Atlanta, Georgia.



                                                /s/ Gilbert S. Holzer
                                                --------------------------------
                                                Gilbert S. Holzer
                                                Georgia Bar Number: 364612



Sworn to and subscribed to before
me this 2nd day of August, 2004.


/s/
----------------------------------
Notary Public
My Commission Expires:


NOTARY PUBLIC, FULTON COUNTY, GEORGIA
MY COMMISSION EXPIRES APRIL 28, 2007

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